Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: lliad Holdings, Inc.
Commission File No. 333-141695
[The following excerpt appeared in Universal’s first quarter 2007 employee newsletter, which was distributed on or about April 26, 2007]
The View From Here
The Evolution Continues
On February 5th we announced our intention to merge with one of our competitors, Hanover Compressor, in a merger of equals. Since that announcement, there has been a lot of work done behind the scenes to help obtain approval of the merger, including from the U.S. Department of Justice (“DOJ”) and the companies’ respective shareholders, and to ensure that, if approved, the post-merger integration of the two companies is as smooth, efficient and quick as possible.
We know that to some of you, this behind-the-scenes work isn’t visible and it may seem like there hasn’t been much activity on the merger. I’d like to take this opportunity to fill you in a bit about what’s been happening in the background.
Piles of Documentation
The companies’ financial, legal and human resource teams, among others, have been stretched to the max and have made an unbelievable amount of progress. You may not be aware of all the documentation that must be produced, filings that must be made and pre-merger planning that must be done very quickly to accomplish our goals and to comply with deadlines of the DOJ and Securities and Exchange Commission (“SEC”), among others. Let me assure you that it is an incredible amount of work. Some specific examples include:
• The Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) filing with the Antitrust Division of the DOJ. In late March, as expected, Universal and Hanover received a “second request” from the DOJ, requesting additional information about the companies’ operations. The preparation of a response to the DOJ’s request will be time-consuming and will likely involve many functional groups, including Fleet Management and Information Technology. The effect of the second request is to extend the waiting period imposed by the HSR Act until thirty (30) days after Hanover and Universal have substantially complied with the second request, unless that period is extended voluntarily by the parties or terminated sooner by the DOJ. Issuance of a second request is not unusual for a transaction of this size, and the companies intend to cooperate fully and respond promptly.
• On March 30th, Universal and Hanover filed a 200+ page preliminary joint proxy statement/prospectus with the SEC in the name of the holding company established to own the companies post-merger, which is currently named Iliad Holdings, Inc. This is the first draft of the document the companies intend to send to their respective shareholders to request approval for, among other things, the merger of the two companies. The purpose of the document is to furnish the companies’ shareholders with sufficient information to make a decision on whether to support the merger. The companies will work to respond to any comments from the SEC regarding the joint proxy statement/prospectus and, once approved, submit it to the companies’ respective shareholders for review.

Throw on top of that all the normal day-to-day work of supporting our business, including the work stemming from the October IPO of Universal Compression Partners, L.P., our master limited partnership, and it is an astonishing load.
Traveling the World
My role in the merger planning process has included traveling with members of Hanover’s management team to both companies’ locations worldwide in an effort to answer the merger-related questions of both companies’ employees that can be answered and to try to get a better understanding of how best to combine the two companies if the merger is approved. We have two very successful companies that, while similar in many respects, have their own styles and cultures, organizational structures and complements of products and services. We want to be ready, post-merger, to rapidly combine them into one unified organization. To do that requires all the learning possible in a relatively short period of time. The picture is starting to become clearer, but it is by no means completely clear.
Task Force Work
While I’m working with both companies’ senior management teams to determine the optimal post-merger organizational landscape, other teams are managing other key tasks necessary to move the process along in a timely manner. Specifically, separate teams are:
• interviewing merger integration consultants to determine which one could best help with pre-merger planning and post-merger integration.
• working with a branding consultant to develop a name and logo for the company that will result from the merger.
• analyzing alternatives for housing the companies’ combined 600 to 700 Houston-based employees post-merger.
• analyzing various information technology issues, including which company’s ERP systems would best support the combined entity post-merger.
Again, this flurry of activity is in addition to the day-to-day management and operation of a global compression company.
We are still anticipating a successful closing of the merger sometime in the third quarter of 2007.
Until now, most of the merger-related activity has been “behind the scenes.” As we proceed toward approval and, ultimately, the closing of the merger, the breadth of merger-related work will expand to involve an increasing number of different areas of our company. I want to thank each of you individually for all the hard work that has been done to date and thank everyone in advance for the work that will need to be done in the coming months to ensure the merger is approved and successful once closed. This incredible task could not, and will not, be successfully accomplished without your support and continued Herculean efforts.
In the meantime and until the merger is approved, it is of utmost importance that Universal and Hanover continue to conduct business as usual, including by vigorously competing against one another.
Steve Snider

Forward Looking Statements
Statements about Universal’s and Hanover’s outlook and all other statements in this document other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Universal’s and Hanover’s control, which could cause actual results to differ materially from such statements. Forward looking information includes, but is not limited to, statements regarding whether and when severance plans will be developed and announced and the transactions contemplated by the merger agreement between Universal and Hanover will be consummated. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the result of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by the stockholders of Universal and Hanover and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal’s Annual Report on Form 10-K for the twelve months ended December 31, 2006 and Hanover’s Annual Report on Form 10-K for the twelve months ended December 31, 2006, and those set forth from time to time in Universal’s and Hanover’s filings with the Securities and Exchange Commission, which are available through Universal’s and Hanover’s websites at www.universalcompression.com and www.hanover-co.com. Universal and Hanover expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.
Additional Information
In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Iliad Holdings, Inc., which includes preliminary proxy statements of Universal and Hanover, and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it is available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and the SEC filings that are and will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832 554-4856.
Participants in Solicitation
Universal and Hanover and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Universal’s and Hanover’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 15, 2006 and March 24, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger is included in the preliminary proxy statement/prospectus that has been filed with the SEC and will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.